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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                            BOVIE MEDICAL CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   10211F 10 0
                           --------------------------
                                 (CUSIP Number)


Mr. Eric Rainer Bashford                              Irwin A. Kishner, Esq.
2689 Strang Boulevard                                 Herrick, Feinstein LLP
Yorktown Heights, New York 10598                      2 Park Avenue
Tel.: (914) 572-4327                                  New York, New York 10016
                                                      Tel.: (212) 592-1400

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 April 12, 2000
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                                               Page 1 of 4 Pages

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CUSIP NO. 10211F100                    13D                     Page 2 of 4 Pages
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Eric Rainer Bashford Charitable Remainder Unitrust
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

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                                7      SOLE VOTING POWER

                                       779,000
                               -------------------------------------------------
           NUMBER OF            8      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                  -0-
           OWNED BY            -------------------------------------------------
             EACH               9      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                     779,000
             WITH              -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           779,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.59%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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                                                               Page 3 of 4 Pages



                             PART II TO SCHEDULE 13D

         This statement constitutes Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 19, 1998 (the "Original Statement"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 3 reflects certain material changes in the information set forth in the Original Statement, as amended as of March 10, 1999 and as of March 16, 2000, as follows:

Item 1.  Security and Issuer
         -------------------

                  Shares of Common Stock

                  Bovie Medical Corporation
                  734 Walt Whitman Road
                  Suite 207
                  Melville, New York 11747
                  (hereinafter, the "Issuer")
                                     ------


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  (a) Prior to April 12, 2000, the Trust was the beneficial owner of 904,000 shares of Common Stock of the Issuer (the "Trust Shares"), representing 6.49% of the Issuer's Common Stock. The Trust sold 125,000 of the Trust Shares described in item 5(c) below.

                  (c) The Trust sold 125,000 shares of the Issuer's Common Stock for cash in a private securities transaction at a price per share equal to $0.16.

Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer
         ---------------------------------------------------------------------

         None.

Item 7.  Exhibits
         --------

         None.

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                                                               Page 4 of 4 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                By: /s/ Eric Rainer Bashford
------------------------------------               -----------------------------
Date                                               Eric Rainer Bashford